Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following summary describes the capital stock of 5&2 Studios, Inc. (the “Company,” “we,” “us,” and “our”) and the material terms contained in the Company’s Certificate of Incorporation and by-laws, and the General Corporation Law of the State of Delaware. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Certificate of Incorporation or of the by-laws and are qualified by reference to the full texts of such documents, copies of which are filed as exhibits to our Annual Report on Form 10-K, to which this exhibit is also appended. The summary is qualified in its entirety by reference to these documents, which you should read (along with the applicable provisions of Delaware law) for complete information on the Company’s capital stock.

Authorized Capital Stock

The Company’s authorized capital stock consists of (a) 35,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), of which (i) 10,000,000 shares are designated as “Series A Common Stock”, and (ii) 25,000,000 shares are designated as “Series B Common Stock”; and (b) 8,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).

As of December 31, 2024, we had 6,950,000 shares of Series A Common Stock and 5,591,274 shares of Series B Common Stock issued and outstanding. All outstanding shares of Common Stock are fully paid and nonassessable.

Common Stock

Voting Rights

Except as otherwise required by law, as provided in the Certificate of Incorporation, and as otherwise provided in the resolution or resolutions, if any, adopted by the board of directors of the Company (the “Board”) with respect to any series of the Preferred Stock, the holders of the Common Stock shall exclusively possess all voting power. In addition, except as otherwise required by law, as provided in the Certificate of Incorporation, and as otherwise provided in the resolution or resolutions, if any, adopted by the Board with respect to any series of the Preferred Stock, on any matter presented to the holders of Common Stock and Preferred Stock for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), the holders thereof shall vote together as a single class, whereby (i) each holder of shares of Common Stock shall be entitled to the number of votes set forth in clauses (x) and (y) immediately below, as applicable, and (ii) each holder of shares of Preferred Stock shall be entitled to one (1) vote for each share held by such holder. For any matter presented to the holders of Common Stock for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), (x) the holders of Series A Common Stock are entitled to ten (10) votes for each share of Series A Common Stock, and (y) the holders of Series B Common Stock are entitled to one (1) vote for each share of Series B Common Stock.

Dividend Rights

Subject to the rights of holders of any series of outstanding Preferred Stock, holders of shares of Common Stock shall have equal rights of participation in the dividends and other distributions in cash, stock or property of the Company when, as and if declared thereon by the Board from time to time out of assets or funds of the Company legally available therefor.

Liquidation Rights

Holders of the Common Stock shall have equal rights to receive the assets and funds of the Company available for distribution to stockholders in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary.

No Preemptive or Similar Rights

Holders of our Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.

Other Rights

The rights, preferences, and privileges of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Preferred Stock

Under the terms of the Certificate of Incorporation, the Board is authorized to, without approval of stockholders, issue one or more series of Preferred Stock. The Board may fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

Although the Board does not currently intend to do so, it may authorize the Company to issue a class or series of Preferred Stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of the Company, even if such transaction or change in control involves a premium price for the Company’s stockholders or the Company’s stockholders believe that such transaction or change in control may be in their best interests. The Board may be able to issue Preferred Stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of Common Stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and the Company’s Certificate of Incorporation and By-laws

Delaware Anti-Takeover Provisions

The Company is subject to Section 203 of the DGCL, an anti-takeover statute. Section 203 of the DGCL protects publicly traded Delaware corporations, such as the Company following the distribution, from hostile takeovers, and from actions following a hostile takeover, by prohibiting some transactions once a potential acquirer has gained a significant holding in the corporation. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to such date, the board of directors approved of such corporation either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder), those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or
●	on or after such date the business combination is approved by the board of directors of such corporation and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an “interested stockholder” being defined as a person who, together with affiliates and associates, owns (or who is an affiliate or associate of the corporation and did own within three years prior to the date of determination whether the person is an “interested stockholder”) 15% or more of the corporation’s voting stock.

A corporation may elect not to be governed by Section 203 of the DGCL. Neither the Company’s Certificate of Incorporation nor the Company’s by-laws contain the election not to be governed by Section 203 of the DGCL. Therefore, the Company is governed by Section 203 of the DGCL.

The Company’s Certificate of Incorporation and by-laws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with the Board rather than to attempt a hostile takeover. These provisions include, among others:

●	Authority of the Board to issue capital stock;
●	Members of the Board may be removed, either for or without cause, at any time by action of the holders of a majority of the outstanding shares of stock entitled to vote thereon, either at a meeting of the holders of such shares or, whenever permitted by law, without a meeting by their written consents thereto;
●	No cumulative voting.

Size of Board and Vacancies

The Company’s Certificate of Incorporation and by-laws provide that the Board will consist of one or more members, with the exact number of directors to be fixed by resolution of the Board. Unless otherwise required by law or the Certificate of Incorporation, vacancies on the Board or any committee thereof resulting from the death, resignation or removal of a director, or from an increase in the number of directors constituting the Board or such committee or otherwise, may be filled by a majority of the directors then in office, though less than a quorum, although a vacancy created by the removal of a director by the stockholders may be filled by the stockholders. The directors so chosen shall, in the case of the Board, hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier death, resignation or removal and, in the case of any committee of the Board, shall hold office until their successors are duly appointed by the Board or until their earlier death, resignation or removal.

Special Stockholder Meetings

A special meeting of stockholders may be held wholly or partially by means of remote communication or at any place, within or without the State of Delaware, and may be called by resolution of the Board, or by the Chief Executive Officer and/or President, or by the holders of not less than one-quarter of all of the shares entitled to vote at the meeting.

Certain Effects of Authorized but Unissued Stock

The Company’s authorized but unissued shares of Common Stock are available for the Board to issue without stockholder approval. The Company may utilize these additional authorized shares of Common Stock for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of the Company’s authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or other transaction.

As noted above, the Board has the authority to, without approval of stockholders, issue one or more series of Preferred Stock. In some cases, the issuance of Preferred Stock could delay, defer or prevent a change in control of the Company and make it harder to remove present management, without further action by the Company stockholders. Under some circumstances, Preferred Stock could also decrease the amount of earnings and assets available for distribution to holders of the Common Stock if the Company liquidates or dissolves and could also restrict or limit dividend payments to holders of the Common Stock.

Exclusive Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum to the fullest extent permitted by applicable law for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the by-laws; or (iv) any other action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction), in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, but the forum selection provisions will not apply to claims brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of imposing additional costs on stockholders in pursuing any such claims or limiting a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes, which may discourage lawsuits against us or our directors or officers. It is possible that a court could find that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. In addition, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Registrar, Paying Agent and Transfer Agent for our Class B Units

Duties

Direct Transfer, LLC serves as the registrar, paying agent and transfer agent for our Common Stock. We will pay all fees charged by the transfer agent for transfers of our Common Stock except for special charges for services requested by a stockholder. The transfer and paying agent fee is expected to be approximately $100,000.

We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment.